EXHIBIT 20.3

FOR IMMEDIATE RELEASE                   Contact:  C. Fred Harlow
						  Chief Financial
						  Officer
						  (770) 381-7566

		    ISOLYSER EXPANDS OREX(C) DEGRADABLES(TM)
			    MARKET PENETRATION


SECOND QUARTER HIGHLIGHTS

*       Substantial increase in sales of OREX(C) products.

*       OREX(C) fiber manufacturing equipment acquired.

*       Revised Merger Agreement with Microtek Medical, Inc.
	(Nasdaq/NM:MTMI)

*       Reallowance of two OREX(C) patents.

* Distribution contract with Shared Services Healthcare to market OREX(C) products to 1,273 hospitals.

* Three-year agreement with MedEcon of Louisville, Kentucky, for the distribution of operating room towels and lap sponges manufactured with OREX(C) Degradables(TM) material.

* 18-month distribution agreement with Amerinet, a St. Louis-based group purchasing organization representing 1,669 hospitals throughout the United States.

* Distribution agreement with Purchase Connection, a wholly-owned subsidiary of COHR, a Los Angeles-based health care organization, operating seven regional sales and customer service sites serving approximately 1,500 group purchasing customers in 48 states.

NORCROSS, Georgia (July 24, 1996)   Isolyser Company, Inc.
(Nasdaq/NM:OREX) today reported results for the second quarter and six months ended June 30, 1996.

     Net sales for the second quarter ended June 30, 1996, reached $31.1 million, up 96% over 1995 second quarter net sales of $15.9 million. Net loss for the second quarter was $569,000 or $0.02 per share, compared with net earnings of $27,000 for the second quarter of 1995. Results for the second quarter of 1995 do not include the operations of White Knight Healthcare, Inc., acquired effective September 1, 1995.

     Net sales for the first six months of 1996 were $62.1
million, up 122% over the comparable 1995 net sales of  $28.0 million. Net loss was $946,000, or $0.03 per share, compared to a net loss of $118,000, or $0.01 per share, a year ago.

     Robert L. Taylor, president and chief executive officer of Isolyser, said, "We are pleased that OREX(C) Degradables(TM) sales continued to increase in the second quarter. In July 1996, we acquired fiber manufacturing equipment which we expect will begin commercial production in early 1997. We believe this equipment will allow us to supplement our current supply of fiber materials and reduce the overall cost for this critical raw material."

     Progress to date in commercializing OREX(C) Degradables(TM) includes offering over 225 OREX(C) catalog items (including both sterile and non-sterile OREX(C) products), primarily in woven and non-woven products; OREX(C) Degradables(TM) being purchased by 427 hospitals in procedure trays or packs; and 55 hospitals having received OREX(C) processors, for a total of 88 hospitals having received or contracted to receive processors.

     The Company announced that shipments for OREX(C) Degradables(TM) products in the second quarter of 1996 were $2.4 million
(compared with $1.6 million for the first quarter of 1996), which was the second full quarter in which commercial quantities of OREX(C) were available.

     During the second quarter, the Company increased production at its Arden and Abbeville OREX(C) plants to levels which fully absorbed related production costs. However, the Company's results of operations continue to be impacted by low profit margins on OREX(C) Degradables(TM) products pending increased utilization of the Company's existing manufacturing capacity and the Company's second quarter production of more OREX(C) Degradables(TM) towels than were sold in the quarter.

     Mr. Taylor also said, "We are encouraged with our performance in the second quarter. It has been a challenge to develop manufacturing capacity and create demand simultaneously. While we continue in our effort to improve our manufacturing and sales, we now believe that most of the difficult start-up phase is behind us and that enormous potential awaits the comprehensive introduction of this very special product to the health care marketplace as well as to other selected industries."

     The Company recently announced the execution of a revised definitive merger agreement under which Microtek Medical, Inc. would become a wholly-owned subsidiary of Isolyser in a pooling-of-interest transaction. The revised agreement adjusts the exchange ratio in order that Microtek shareholders will continue to receive $16.50 in value of Isolyser common stock for each share of Microtek common stock, subject to adjustments. Both Isolyser and Microtek will hold stockholders' meetings to approve the transaction.

     During the quarter, the Company announced that it received notice from the United States Patent and Trademark Office of intent to reallow two of the Company's patents concerning methods of disposing of OREX(C) Degradables(TM) garments and like fabrics and methods of disposing of OREX(C) Degradables(TM) packaging materials. These patents were reallowed in response to reexamination proceedings the Company had pending before the patent office.
With the issuance of the "notice of intent to issue a reexamination certificate", the patent office has confirmed the validity of these two patents and permitted Isolyser to prohibit all others from disposing of fabrics and packaging in the United States using the method claimed by such patents.

     Also during the quarter, the Company announced an agreement with Shared Services Healthcare, Inc. of Atlanta, Georgia, pursuant to which Isolyser intends to market a variety of products manufactured from its revolutionary hot water soluble
OREX(C) Degradables(TM) material. Shared Services Healthcare is a group purchasing organization representing 1,273 hospitals throughout the Southeast and Mid-Atlantic states.

     Recently, the Company announced the signing of three contracts which expanded the Company's market potential: A three-year agreement with MedEcon of Louisville, Kentucky, for the distribution of operating room towels and lap sponges manufactured with OREX(C) Degradables(TM) material; an 18-month agreement with Amerinet, a St. Louis-based group purchasing organization representing 1,669 hospitals throughout the United States; and an agreement with Purchase Connection, a wholly-owned subsidiary of COHR, a Los Angeles-based health care organization, which operates seven regional sales and customer service sites serving approximately 1,500 group purchasing customers in 48 states.

     Isolyser, based in Norcross, Georgia, has developed and manufactured OREX(C) Degradables(TM), a series of products made from a thermoplastic, hot water soluble polymer that can be configured into an array of products such as woven and non-woven fabrics, film and thermoformed and extruded items. These products can be dissolved after use, in hot water in a specially designed OREX(C) processor similar to a commercial washing machine, for safe disposal through municipal sewer systems. The Company believes that this line of products provides protection to the hospital staff, patient and environment while providing cost-effective solutions to the problems associated with waste reduction and disposal.

			  ISOLYSER COMPANY, INC.
		      Unaudited Financial Highlights
		 (In thousands, except for share amounts)

OPERATIONS DATA:

	       THREE MONTHS ENDED            SIX MONTHS ENDED
		    JUNE 30,                      JUNE 30,
___________________________________________________________________________

	       1996           1995           1996           1995
___________________________________________________________________________

Net Sales $   31,136       $  15,886    $    62,144      $ 28,041

Gross          7,763          4,069          14,891         6,694
profit

Loss from      (805)          (596)          (1,793)      (1,799)
operations

Net pre-tax    (569)           93            (1,212)        (207)
income (loss)

Net income     (569)           27             (946)         (118)
(loss)

Net loss       (0.02)           --           (0.03)        (0.01)
per share

Weighted        30,679        25,758         30,590        25,113
shares
outstanding

1 Results for the first and second quarters of 1995 do not include White Knight Healthcare, Inc. acquired effective
     September 1, 1995.

2    Shares outstanding for the three and six months ended June
     30, 1995, have been adjusted for a two-for-one stock dividend paid on October 2, 1995.

BALANCE SHEET DATA:


			 JUNE 30, 1996       DECEMBER 31, 1995

			 ________________    __________________

Cash and equivalents     $   33,807          $   54,508

Other current assets         70,105              56,818
			 ________________    __________________
  Total current assets      103,912             111,326

Property and equipment,      66,689              58,447
net

Intangible assets,           36,301              37,830
net

Other assets                    939               1,109
			 _______________     __________________
			 $  207,841          $  208,712

Current liabilities      $   19,643          $   20,560

Long-term debt                9,346               9,822

Other liabilities             3,951               4,151
			 _______________     __________________

Other liabilities            32,940              34,533

Total liabilities           174,901             174,179
			 _______________     __________________

Shareholders' equity     $  207,841          $  208,712

			     *   *   *